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                                AAA MINERALS INC.
                                 3841 Amador Way
                                  Reno, Nevada
                        Telephone and fax: (775) 827-2324

   January 24, 2005

   U.S. Securities & Exchange Commission
   Division of Corporate Finance
   450 Fifth Street, N.W.
   Washington, D.C. 20549-0511

   Attention:  Craig Slivka

   Dear Sirs:

   Re:   AAA Minerals Inc. - Registration Statement on Form SB-2
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         File No. 333-113845 - Amendment #2
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   Further to your letters dated January 14, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

   General
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   1.    Your  attention is directed to Item 310(g) of Regulation  S-B and the possible need for updated financial statements and related disclosures.

         We  have  included  updated  financial   statements  with  our  amended
         registration statement.

   2. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. The consent in Exhibit 23.1 should be signed in the name of the firm rather than an individual partner. Please revise.

         We have included an updated independent accountants' consent that has been signed in the name of the firm.

   Risk Factors, Page 6
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   3.    Because the risks appear to involve the same circumstances, please consider combining risk factors 5 and 6.

         We have combined the risks described in risk factors 5 and 6.

   4. Please provide specific examples to support your statement in risk factor 7 that "In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. These new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed."

         We have provided examples of existing laws that could be applied to mining claims that would negatively impact our business.

   Directors, Executive Officers, Promoters and Control Persons, page 21
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   5.    Please name the firm(s) with which Dr. Abbott worked as a consulting geologist over the past five years.

         We have disclosed that Dr. Abbott has worked as a consulting geologist with Tornado Gold International Corp., Magnus International Resources, Gateway Gold Corporation, MagmaChem LLC, Atna Resources Ltd., Mill City International Corporation, Mammoth Gold Ltd., Graymont Western US Inc., Big Bar Gold Corporation, King Midas Resources (US) Inc., Nucotec Inc., L.E.H. Ventures Ltd., Metallica Resources Inc., Lightning Dock Geothermal, Duncan Park Holdings Ltd. and Onstream Resources Inc. during the past five years.

   Description of Business
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   6.    We note your  statement  that  "Further  exploration  will be  required before a final evaluation as to the economic and legal feasibility of the BA property is determined." Please explain what you mean by legal feasibility.

         We have clarified that economic feasibility refers to a formal evaluation completed by an engineer or geologist which confirms that the property can be successfully operated as a mine. Legal feasibility refers to a formal survey of the claims boundaries to ensure that all discovered mineralization is contained within these boundaries.

   7. We note your statement in the prospectus that "In order to keep the claims comprising the BA property in good standing, we must incur at least $22,000 in exploration work on the claims prior to November 14, 2006" and your supplemental response that the claims are in good standing until November 14, 2006. Please clarify in your disclosure whether you have paid money to the government of British Columbia or incurred $22,000 in exploration work.

         We have clarified that the claims comprising the BA property are currently in good standing until November 14, 2006. To extend this date by an additional two years, we must incur at least $22,000 in exploration work on the claims by November 16, 2006.

   8.    Please describe your relationship, if any, with George Nicholson.

         We have disclosed that George Nicholson is at arm's length to us. We do not have any relationship with him.

   9. We note that in his report, Mr. Macdonald concludes that further exploration work on the BA property is recommended. Please disclose why he arrived at this conclusion.

         We have disclosed that Mr. Macdonald bases his recommendation on the fact that the BA property covers newly exposed mineralization contained within a package of rocks known for mineral occurrences and economic deposits. As well, from initial sampling of the property, anomalous values, principally in copper, but also in gold, silver and barium were discovered.

   10. We note your supplemental response to comment 33 of our November 23, 2004 letter. Please disclose this information in the prospectus.

         We have disclosed the contents of our previous comment 33 response in the section entitled "Mineralization and Exploration History".

   11. We note your statement that all samples gathered will be sent to a laboratory where they are crushed and analyzed for metal content. Please disclose whether you will have any affiliation with this lab.

         We have disclosed that we will not have any affiliation with the laboratory.

   12. We note your supplemental response to comment 37. Please disclose this information in the prospectus.

         We have included the previous comment 37 response information in the section entitled "Compliance with Government Regulation".

   13. Please disclose whether for climate reasons exploration of your claims will be limited to certain periods of the year. If so, discuss the impact this may have on the pace of your operations.

         We have disclosed the following:

         "We will be unable to conduct exploration on the property generally from November to March of each year due to snowfall. Accordingly, we intend to schedule exploration programs from the spring to autumn each year."

   14. Please disclose Messrs. McCrossan's and Macdonald's professional background.

         We have disclosed the following:

         Mr. Macdonald is a professional geologist who holds a Bachelor of Science degree in geology from the University of British Columbia
         (1973). He has practiced his profession since graduation. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and British Columbia.

         Mr. McCrossan is professional geologist who holds a Bachelor of Science degree in geology from the University of British Columbia (1984). He has practiced his profession since graduation. He is a member of the Society of Economic Geologists, the Canadian Institute of Mining and Metallurgy, a Fellow of the Geological Association of Canada and a member of the Association of Professional Engineers and Geoscientists of British Columbia.

   Accountants Report
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   15.   The report of the  Chartered  Accountants  on page 29 should  reference
         "the standards of the Public Company Accounting Oversight Board (United States)," rather than generally accepted auditing standards. Please refer to PCAOB Auditing Standard No.1 and SEC Release No. 33-8422. Also, please include both the printed name of the firm and the authorized signature of the firm. See Rule 302 of Regulation S -T and revise accordingly.

         We independent accountants' report has been revised to address your comments.

         Yours truly,

         /s/ Earl Abbott

         Dr. Earl Abbott, President
         AAA MINERALS INC.